QUARTZ MOUNTAIN ACQUIRES PROSPECTIVE NEW GROUND IN CENTRAL BC

May 1, 2012 - Vancouver, BC - Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSXV: QZM; OTCBB: QZMRF) announces that it has staked 93 new claims in an area located 133 kilometres northwest of the Blackwater gold deposit and 41 kilometres south of Houston, BC.

The 391 square kilometer Karma property was staked to cover 70-73 million year old Kasalka volcanic units that are the same age as the rocks which host gold and silver deposits in BC’s exciting new Blackwater-Newton gold district located to the south. The Blackwater-Newton district hosts New Gold’s plus seven million ounce Blackwater deposit, its Capoose silver-gold deposit and Amarc’s Newton gold discovery.

Quartz Mountain has interests in two properties in this prospective area where there is considerable potential for the discovery of bulk tonnage gold/silver and/or gold vein deposits. In addition to Karma, the Company has an option to earn 100% of the Buck gold-silver property centred 15 km south of Houston. Past exploration indicates the presence of an extensive gold-silver mineralized system at Buck, outlined by coincident geophysical and gold-in-soil geochemical anomalies, which are still open to expansion. Zones of gold/silver mineralization were intersected in irregularly spaced drill holes by prior operators which further support the potential at Buck.

The Company plans exploration programs including an airborne geophysical survey combined with ground geochemical and Induced Polarization surveys to establish and prioritize drill targets at both Karma and Buck.

This release has been reviewed by Mark Rebagliati, P.Eng, a Qualified Person as defined by NI 43-101.

About Quartz Mountain

Quartz Mountain Resources Ltd. is a Vancouver-based exploration company focused on making a major new gold deposit discovery in British Columbia. The Company is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details, please visit the Company’s website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Robert Dickinson
Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review the Company's filings that are available at www.sedar.com.